12027519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



# FORM 11-K

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2011 to December 31, 2011

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**The Clorox Company 401(k) Plan**
**(formerly The Clorox Company Employee Retirement Investment Plan)**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**The Clorox Company**
**1221 Broadway**
**Oakland, CA 94612-1888**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN)

Date: June 25, 2012

/s/ Laura Stein
Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of Mohler, Nixon & Williams |

# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company 401(k) Plan
As of December 31, 2011 and June 30, 2011
and for the period from July 1, 2011 through December 31, 2011
with Report of Independent Registered Public Accounting Firm

# The Clorox Company 401(k) Plan

## Financial Statements and Supplemental Schedule

As of December 31, 2011 and June 30, 2011
and for the period from July 1, 2011 through December 31, 2011

## Contents

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Participants and**
**Plan Administrator of**
**The Clorox Company 401(k) Plan**

We have audited the financial statements of The Clorox Company 401(k) Plan (the Plan) as of December 31, 2011 and June 30, 2011, and for the period from July 1, 2011 through December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and June 30, 2011, and the changes in net assets available for benefits for the period from July 1, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408-369-2400 • Fax 408-879-9455
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650-494-3901 • Fax 650-494-6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415-817-5070 • Fax 415-896-1721
www.mohlernixon.com

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

| | December 31, 2011 | June 30, 2011 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 6,145 | $ 4,132 |
| Investments, at fair value | 775,820,205 | 791,975,486 |
| Receivables: | | |
| Notes receivable from participants | 22,602,424 | 22,818,885 |
| Employer contributions | 12,035,043 | 15,867,832 |
| Participants contributions | 825,552 | – |
| Due from brokers for securities sold | – | 452,370 |
| Total receivables | 35,463,019 | 39,139,087 |
| Total assets | 811,289,369 | 831,118,705 |
| **Liabilities** | | |
| Due to brokers for securities purchased | (179,267) | – |
| **Net assets available for benefits, at fair value** | 811,110,102 | 831,118,705 |
| Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts | (3,591,873) | (3,352,384) |
| **Net assets available for benefits** | $ 807,518,229 | $ 827,766,321 |

*See accompanying notes to the financial statements.*

The Clorox Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the period from July 1, 2011 through December 31, 2011

| | |
|---|---|
| **Additions to/(deductions from) net assets attributable to:** | |
| Investment loss: | |
| Interest income and dividends | $ 11,560,309 |
| Net depreciation in fair value of investments | (41,286,184) |
| Total investment loss | (29,725,875) |
| Contributions: | |
| Employer | 19,772,758 |
| Participants | 16,851,011 |
| Rollovers | 632,747 |
| Total contributions | 37,256,516 |
| Benefits paid to participants | (27,661,578) |
| Administrative expenses | (117,155) |
| **Net decrease** | (20,248,092) |
| **Net assets available for benefits:** | |
| Beginning of year | 827,766,321 |
| End of year | $ 807,518,229 |

*See accompanying notes to the financial statements.*

The Clorox Company 401(k) Plan

Notes to Financial Statements

## 1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective July 1, 2011, the Plan was amended to change its Plan year as follows:

- July 1 through June 30, for Plan Years beginning prior to July 1, 2011.
- July 1 through December 31, for the Short Plan Year beginning on July 1, 2011.
- January 1 through December 31, for Plan Years beginning on or after January 1, 2012.

### General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan (Participating Company). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company maintains a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest in the Company's common stock. If elected, the participants can receive stock dividends paid directly to them in cash. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented; as such there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance. The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee and recordkeeper of the Plan.

**1. Description of the Plan (continued)**

**Contributions**

Effective July 1, 2011, the maximum allowable salary deferral contributions (combined pre-tax and after-tax) increased from 25% to 50% subject to limits under the Code, for employees not covered by a collective bargaining agreement. Prior to this date, these employees are subject to the same maximum as employees covered by a collective bargaining agreement.

Participants covered by a collective bargaining agreement may contribute from 1% to 25% of their covered compensation, on a pre-tax and after-tax basis (the combined pre-tax and after-tax cannot exceed 25%), as defined in the Plan. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Effective July 1, 2011, for employees not covered by a collective bargaining agreement, matching contribution was changed from a maximum of $1,000 to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. During the short Plan Year, no matching contribution will be provided; however, the Company will make a special contribution equal to 4% of participants' eligible compensation for the paycheck received during the Short Plan Year. Matching contributions are funded each pay period. Matching contributions will continue to be fully vested immediately. Prior to this date, these employees are subject to the same matching contributions as employees covered by a collective bargaining agreement.

Participants covered by a collective bargaining agreement can receive a Company match of 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per Plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

**1. Description of the Plan (continued)**

Effective July 1, 2011, a non-elective employer contribution feature was added to the Plan for all eligible participants not covered by a collective bargaining agreement. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contributions. The non-elective employer contribution is equal to 6% of eligible compensation during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See "Vesting" section for more information.

For plan years commencing prior to July 1, 2011, the Company could make a Value Sharing contribution (a profit sharing component of the Plan) at the end of the Plan year in an amount determined by the Company based on the Company's performance during that Plan year. In 2011, the Company approved a final Value Sharing contributions of 4.9% of eligible compensation. Each eligible participant received a Value Sharing contribution based on their respective eligible compensation multiplied by the approved Value Sharing contribution rate. See "Vesting" section for more information. Employees covered by a collective bargaining agreement did not receive the Value Sharing contribution.

**Investment Options**

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, and a common collective trust fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

**Participant Accounts**

Each participant's account is credited with the participant's contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants' eligible compensation for the Value Sharing, employer match and employer fixed contribution; and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at December 31, 2011 and June 30, 2011 are $281,451 and $1,165,729, respectively. The Company used $226,292 of forfeitures to reduce the non-elective employer for the Plan year ended December 31, 2011; and $1,145,096 to reduce the Value Sharing contributions for the Plan year ended June 30, 2011. Non-elective employer and Value Sharing contributions are made subsequent to the Plan year end.

**1. Description of the Plan (continued)**

**Vesting**

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

| Years of Service | Vesting Percentage |
|---|---|
| 1 | 0% |
| 2 | 20% |
| 3 | 40% |
| 4 | 70% |
| 5 | 100% |

The Value Sharing contributions account of a participant vests in accordance with the following schedule:

| Years of Service | Vesting Percentage |
|---|---|
| 1 | 0% |
| 2 | 20% |
| 3 | 40% |
| 4 | 66% |
| 5 | 100% |

Participants become immediately vested in the non-elective employer contributions and Value Sharing contributions upon reaching age 60, at death, or upon permanent disability.

**Notes Receivable from Participants**

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

## 1. Description of the Plan (continued)

### Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship and other in-service withdrawals are permitted if certain criteria are met.

### Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment and plan consulting fees, which are paid out of the forfeiture account, and loan origination and maintenance fees, which are deducted from the affected participant's account.

### Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

## 2. Summary of Accounting Policies

### Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

### Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

**2. Summary of Accounting Policies (continued)**

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

**Notes Receivable from Participants**

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

**Payment of Benefits**

Benefits paid to participants are recognized upon payment.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

## 2. Summary of Accounting Policies (continued)

### Risk and Uncertainties

The Plan provides for various participant directed investment options in common stocks, mutual funds, and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

### Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

## 3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) depreciated in fair value as determined by quoted market prices during the period from July 1, 2011 through December 31, 2011, as follows:

| | |
|---|---|
| Common stock | $ (1,895,222) |
| Mutual funds | (39,390,901) |
| Others | (61) |
| Net depreciation in fair value | $ (41,286,184) |

**3. Investments (continued)**

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

| | December 31, 2011 | June 30, 2011 |
|---|---|---|
| Eaton Vance Atlanta Capital Mid Cap Index Fund | $122,034,061 | $ - |
| T. Rowe Price Stable Value Fund | 102,993,727 | 96,283,568 |
| The Clorox Company Common Stock | 87,231,890 | 90,170,909 |
| Dodge & Cox Balanced Fund | 72,394,169 | 82,267,193 |
| T. Rowe Price Growth Stock Fund | 66,223,604 | 69,073,538 |
| Vanguard Total Bond Market Index Fund | 57,510,262 | - |
| American Funds Euro Pacific Growth Fund | 52,317,276 | 66,476,134 |
| Vanguard Institutional Index Fund | 48,384,677 | 53,734,103 |
| T. Rowe Price Mid-Cap Growth Fund | - | 86,623,947 |
| Vanguard Intermediate Term Bond Index Fund | - | 58,198,251 |

**4. Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset's or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 – Unobservable inputs reflecting management's own assumptions.

**4. Fair Value Measurements (continued)**

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Common stock, including the Company's common stock: Valued at the last reported quoted market sales price on the last business day of the Plan year.

Common collective trust fund: Valued using the market approach at a unit price determined by the portfolio's sponsor based on the fair value of underlying investments, as traded in an exchange or active market, held by the common collective trust fund on the last business day of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value.

| | Assets at Fair Value as of December 31, 2011 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Mutual funds | | | |
| Growth funds | $ 188,257,665 | $ - | $ 188,257,665 |
| Value and index funds | 134,770,342 | - | 134,770,342 |
| Target date funds | 107,191,083 | - | 107,191,083 |
| Moderate allocation funds | 77,898,342 | - | 77,898,342 |
| Bond funds | 63,946,314 | - | 63,946,314 |
| Other funds | 8,158,203 | - | 8,158,203 |
| Total mutual funds | 580,221,949 | | $ 580,221,949 |
| Common/collective trust fund | - | 102,993,727 | 102,993,727 |
| Employer securities | 87,231,890 | - | 87,231,890 |
| Other common stocks | 5,372,567 | - | 5,372,567 |
| Other | 72 | - | 72 |
| Total | $ 672,826,478 | $ 102,993,727 | $ 775,820,205 |

**4. Fair Value Measurements (continued)**

| | Assets at Fair Value as of June 30, 2011 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Mutual funds | | | |
| Value and Index funds | $ 183,793,974 | $ - | $ 183,793,974 |
| Growth funds | 163,432,642 | - | 163,432,642 |
| Target date funds | 99,830,358 | - | 99,830,358 |
| Moderate allocation funds | 86,311,388 | - | 86,311,388 |
| Bond funds | 58,198,251 | - | 58,198,251 |
| Other funds | 8,597,635 | - | 8,597,635 |
| Total mutual funds | 600,164,248 | | $ 600,164,248 |
| Common/collective trust fund | - | 96,283,568 | 96,283,568 |
| Employer securities | 90,170,909 | - | 90,170,909 |
| Other common stocks | 5,356,631 | - | 5,356,631 |
| Other | 130 | - | 130 |
| Total | $ 695,691,918 | $ 96,283,568 | $ 791,975,486 |

The common collective trust fund is invested in the T. Rowe Price Stable Value Fund (the stable value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

The stable value fund invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments.

Under the Terms of the Declaration of Trust, retirement plans invested in the common trust fund are required to provide either 12 or 30 month advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

**5. Income Tax Status**

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan's management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for Plan years prior to 2005.

**6. Party-in-Interest Transactions**

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During the period from July 1, 2011 through December 31, 2011 and during the year ended June 30, 2011, the Plan purchased or received approximately $3,700,000 and $3,000,000, respectively, and sold or distributed approximately $5,700,00 and $11,100,000, respectively, of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

**7. Reconciliation of Financial Statements to the Form 5500**

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at December 31, 2011 and June 30, 2011, to the Statements of Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

| | December 31, 2011 | June 30, 2011 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 807,518,229 | $ 827,766,321 |
| Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts | 3,591,873 | 3,352,384 |
| Net assets available for benefits per the Form 5500 | $ 811,110,102 | $ 831,118,705 |

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the period from July 1, 2011 through December 31, 2011, to the Statement of Changes in Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

| | |
|---|---|
| Total investment loss per the financial statements | $ (29,725,875) |
| Add: current year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts | 3,591,873 |
| Less: prior year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts | (3,352,384) |
| Total investment loss per the Form 5500 | $ (29,486,386) |

**8. Subsequent Events**

Effective January 1, 2012, the Burt's Bees, Inc. 401(K) Profit Sharing Plan and Trust was merged into the Plan; assets of approximately $10 million were transferred into the Plan. Eligible Burt's Bees employees were able to participate in the Plan starting on the effective date.

# Supplemental Schedule

# The Clorox Company 401(k) Plan

## EIN: 31-0595760 Plan: 001

## Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

| (a) | (b) Identity of Issue, Borrower, Lessor, or Similar Party | (c) Description of Investment, Including Maturity Date, Rate | (e) Current Value |
|---|---|---|---|
| * | The Clorox Company Common Stock | Common stock | $ 87,231,890 |
| | Eaton Vance Atlanta Capital Mid Cap Index Fund | Mutual fund | 122,034,061 |
| | Dodge & Cox Balanced Fund | Mutual fund | 72,394,169 |
| * | T. Rowe Price Growth Stock Fund | Mutual fund | 66,223,604 |
| | Vanguard Total Bond Market Index Fund | Mutual fund | 57,510,262 |
| | American Funds Euro Pacific Growth Fund | Mutual fund | 52,317,276 |
| | Vanguard Institutional Index Fund | Mutual fund | 48,384,677 |
| | Vanguard Mid-Cap Index Fund | Mutual fund | 16,418,659 |
| | John Hancock Disciplined Value | Mutual fund | 7,080,478 |
| | Metropolitan West Total Return Bond Fund | Mutual fund | 6,436,052 |
| | Vanguard Total International Stock Index | Mutual fund | 5,689,776 |
| | Vanguard Wellington Fund | Mutual fund | 5,504,173 |
| | Vanguard Small Cap Index Fund | Mutual fund | 4,879,476 |
| | Vanguard Prime Money Market Fund | Mutual fund | 50,600 |
| | Vanguard Target Retirement 2005 | Mutual fund | 4,492,587 |
| | Vanguard Target Retirement 2010 | Mutual fund | 273,860 |
| | Vanguard Target Retirement 2015 | Mutual fund | 16,594,903 |
| | Vanguard Target Retirement 2020 | Mutual fund | 777,775 |
| | Vanguard Target Retirement 2025 | Mutual fund | 29,538,227 |
| | Vanguard Target Retirement 2030 | Mutual fund | 507,558 |
| | Vanguard Target Retirement 2035 | Mutual fund | 30,423,149 |
| | Vanguard Target Retirement 2040 | Mutual fund | 422,730 |
| | Vanguard Target Retirement 2045 | Mutual fund | 23,644,204 |
| | Vanguard Target Retirement 2050 | Mutual fund | 138,280 |
| | Vanguard Target Retirement 2055 | Mutual fund | 377,810 |
| | Vanguard Target Retirement Income Fund | Mutual fund | 2,729,625 |
| | | | 574,843,971 |
| * | T. Rowe Price Stable Value Fund | Common collective trust fund | 102,993,727 |
| | Tradelink Investments | Self-directed brokerage account; | 10,750,617 |
| * | Participant loans | Interest rates ranging from 4.25% to 10.50% | 22,602,424 |
| | Total investments | | $ 798,422,629 |

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Form S-8 No. 333-131487 and Form S-8 No. 33-41131) of The Clorox Company of our report dated June 22, 2012, with respect to the Statements of Net Assets Available for Benefits of The Clorox Company 401(k) Plan as of December 31, 2011 and June 30, 2011, the related Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2011 through December 31, 2011, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of The Clorox Company 401(k) Plan.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012